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Robert A. Robertson robert.robertson@dechert.com +1 949 442 6037 Direct +1 949 681 8651 Fax

October 3, 2019

VIA EDGAR

Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re: Dunham Funds

Dear Ms. Fettig:

Thank you for your verbal comments on August 12, 2019 regarding your Sarbanes-Oxley review of the October 31, 2018 annual report (the “Annual Report”) for the Dunham Funds (the “Registrant”), and its series portfolios (the “Funds”). Your review also included the Registrant’s October 31, 2018 Form N-CEN (“Form N-CEN”) and February 28, 2019 Fund prospectuses (the “Prospectuses”). Below are the SEC staff comments and the Registrant’s responses, which the Registrant has authorized us to provide to you.

Form N-CEN Staff Comments
Comment #1:	The Dunham High-Yield Bond Fund (“High-Yield Bond Fund”) and the Dunham Emerging Markets Stock Fund (“Emerging Markets Stock Fund”) each disclosed in Item 22.B that there were payments made to shareholders or shareholder accounts reprocessed as a result of an error in calculating the Fund’s net asset value (“NAV”) (or NAV per share). Please explain the circumstances of each NAV error and whether any financial statement disclosure was considered necessary.

Response:

High-Yield Bond Fund. On January 3, 2017 and January 4, 2017, the Fund Accounting Group at Ultimus Fund Solutions (“Ultimus”) made multiple incorrect cap stock entries for the High-Yield Bond Fund. The entries were made in an effort to match the cash at the custodian for the prior day’s income distribution reinvestments. The incorrect entries had an NAV impact for Class A and C shares, but not for Class N shares. The NAV for the share classes impacted was overstated by $0.04 - $0.08 per share from January 3, 2017 to November 8, 2017. Since the error was greater than $0.01 per share and more than ½ of 1% of the net assets for Class A and Class C shares, all shareholder activity was reprocessed for the period.

The errors were identified during the reconciliation process between the Transfer Agent Group and Fund Accounting Group at Ultimus in connection with the annual audit and corrected on November 9, 2017. The accounting staff at Ultimus received additional training on procedures for reviewing exceptions generated for shareholder price tolerance. In addition, a new set of rules was created within the fund accounting system to flag any shareholder activity which impacts NAV by more than $0.0025 per share. Any exceptions generated require manager-level review and approval.

Emerging Markets Stock Fund. On March 29, 2018, the Fund Accounting Group at Ultimus booked a currency contract using the incorrect base currency for the Emerging Markets Stock Fund. The NAV was overstated by $0.10 per share from March 29, 2018 to April 3, 2018. The error was greater than $0.01 and also greater than ½ of 1% of the Fund’s total net assets during the period the NAV was overstated. The subscriptions were reprocessed and the loss of $2,475.08 from redemptions was reimbursed by Ultimus on May 2, 2018.

The error was identified on April 3, 2018 during the cash reconciliation and corrected on April 4, 2018. The fund accounting system generated an exception for the trade, which was not cleared using the proper procedures. The accounting staff at Ultimus

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received additional training on how to properly address these types of exceptions. In addition, Ultimus has added an additional field to the fund accounting system to measure each exception’s potential impact. Another level of approval is required for material exceptions.

Comment #2:	Regarding the Dunham Real Estate Stock Fund (“Real Estate Stock Fund”), please review the aggregate brokerage commission paid disclosure in Item C.16 for accuracy.
Response:

The Registrant has reviewed the aggregate brokerage commissions paid by the Real Estate Stock Fund for the fiscal year ending October 31, 2018 and the amount noted is incorrect.  The correct amount is $6,662,937.

Prospectus Staff Comments
Comment #3:

Each Fund’s prospectus discloses risks principal investment in alphabetical order.  In future filings, please reorder the risks for each Fund in order of the primary risks most likely to affect a Fund’s NAV.  See Dalia Blass’ speech to the ICI referencing “alphabetized risk disclosure.”  https://www.sec.gov/news/speech/speech-blass-102518

Response:	The Registrant will make the proposed changes to the risk order for each Fund in future filings.
Comment #4:

The Dunham Floating Rate Bond Fund (“Floating Rate Bond Fund”) invests in, among other things, floating rate loans linked to the London Interbank Offered Rate (“LIBOR”).

Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including:

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o   If the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and

o   How the transition to any successor rate could impact the value of investments that reference LIBOR.

See the June 2019 SEC Staff Statement on LIBOR Transition. https://www.sec.gov/news/public-statement/libor-transition

Response:

The Floating Rate Bond Fund, in its next annual update, will add the following principal risk disclosure:

Risks Associated with the Discontinuation of the London Interbank Offered Rate (“LIBOR”). The Fund invests significantly in floating rate loans that have interest rate provisions linked to LIBOR. LIBOR is used extensively in the U.S. and globally as a “benchmark” or “reference rate” for such loans. It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR’s regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

The expected discontinuation of LIBOR may impact the functioning, liquidity, and value of these investments. The extent of this impact will depend on the specific loans, as well as the terms of those loans. Many loans have interest rate provisions referencing LIBOR that, when drafted, did not contemplate the permanent discontinuation of LIBOR and, as a result, there may be uncertainty or disagreement over how the loans should be interpreted. For example, loans without fallback language, or with fallback language that does not contemplate the discontinuation of LIBOR, could

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become less liquid and/or change in value as the date approaches when LIBOR will no longer be updated. Further, the interest rate provisions of these loans may need to be renegotiated. Finally, there may be other risks related to the discontinuation of LIBOR, such as loan price volatility risk and technology or systems risk.

Currently, the U.S. and other countries are working to replace LIBOR with alternative reference rates. The alternative reference rates may be more volatile than LIBOR and may perform erratically until widely accepted within the marketplace. The risks associated with this discontinuation and transition will persist if the work necessary to effect an orderly transition to an alternative reference rate is not completed in a timely manner.

Comment #5:

The Real Estate Stock Fund discloses that it is “non-diversified” but is operating as a “diversified” fund.  If the Fund has operated as a diversified fund for more than three years, please confirm that the Fund will obtain shareholder approval in order to operate as a non-diversified fund should the Fund plan to operate as such.

Response:	The Registrant believes that the Real Estate Fund has operated as a non-diversified Fund within the last 36 months, most recently for the month ended December 31, 2018.
Comment #6:

Each Fund’s fee table is silent concerning a sub-adviser charging a fulcrum fee.  In future filings, please add a footnote to the fee table that broadly describes the fulcrum fee arrangement.  This disclosure should include the base fee, the benchmark index that the base fee may adjust up or down based on the Fund’s performance relative to the index.

Response:	The Registrant will make the proposed changes to the fee table for each Fund in future filings.
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Comment #7:

The Registrant has a multi-manager exemptive order that requires it to send an “information statement” to Fund shareholders when there is a sub-adviser change.  Has the Registrant considered sending an information statement when there is a change in a performance fee benchmark used by a sub-adviser under the principle that such a change may have otherwise required shareholder approval?

Response:

The Registrant has reviewed its multi-manager exemptive order and the relief is not conditioned on sending an information statement when there is a change in a performance fee benchmark for a sub-adviser.  As a result, the Registrant generally does not believe that sending an information statement under such circumstances is required.  However, the Registrant nevertheless will send an information statement to a Fund’s shareholders if a change in the performance fee benchmark would cause the new fulcrum fee to exceed the pre-approved range.  In addition, the Registrant supplements a Fund prospectus if a performance fee benchmark changes and provides the supplement to affected shareholders.

Annual Report Financial Statement Staff Comments
Comment #8:

The Dunham Monthly Distribution Fund (“Monthly Distribution Fund”), the Dunham Dynamic Macro Fund, the Dunham International Opportunity Bond Fund, and the Dunham Long/Short Credit Fund (fka the Dunham Appreciation and Income Fund) (“Long/Short Credit Fund”) each significantly invests in derivatives.  In future filings, please discuss the effect of derivative investments in a Fund’s shareholder letter if the Fund had significant derivative investments that materially affect fund performance.

Response:	The Registrant will discuss the effect of derivative investments in a Fund’s shareholder letter to the extent it had a meaningful impact on Fund performance.
Comment #9:	The primary performance benchmark was changed for the Monthly Distribution Fund, the High-Yield Bond Fund, and the Long/Short
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Credit Fund. Please explain the reason for the change as required in Form N-1A, Item 27(b)(7).
Response:

Monthly Distribution Fund. The Monthly Distribution Fund changed its benchmark on April 1, 2018 from the IndexIQ IQ Hedge Market Neutral Beta Index (“Old Benchmark”) to the IndexIQ IQ Hedge Market Neutral Total Return Index (“New Benchmark”). The Old Benchmark more closely tracked the predecessor sub-adviser’s principal investment strategy (targeting a beta of approximately 25, hence the word “beta” in the name). The principal investment strategy of the new sub-adviser is more closely aligned with the non-beta variant of the same market neutral index, as the new sub-adviser does not target a specific beta in its security selection or strategy implementation.

High-Yield Bond Fund. The High-Yield Bond Fund changed its benchmark on July 1, 2017 from the BofA Merrill Lynch Bb-B US Non-Distressed High-Yield Index (“Old Benchmark”) to the Bloomberg Barclays US High-Yield Ba/B 2% Issuer Capped Index (“New Benchmark”). In connection with a sub-adviser change effective July 1, 2017, the new sub-adviser expressed concern for the generally rare occurrences where “fallen angel” issuers may enter the high-yield space, taking up a substantial percentage (greater than 2%) of the Old Benchmark. Therefore, the New Benchmark helped to alleviate this issue.

Long/Short Credit Fund (fka Appreciation & Income Fund). The Long/Short Credit Fund changed its benchmark on July 1, 2018 from the BofA Merrill Lynch All Convertibles All Qualities Index (“Old Benchmark”) to the BofA Merrill Lynch US 3-Month Treasury Bill Index Plus 300 bps (“New Benchmark”). The investment strategy of the Fund was materially changed on July 1, 2018. Prior to the change, the strategy involved primarily investing in convertible securities. Following the change, the strategy involved primarily investing both long and short in the credit markets. As there is a deficiency of regularly priced long/short credit indices, the New

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Benchmark provided a hurdle that matched, and is expected to most accurately scale, with the general return objective of the Fund.

All Funds. If a Fund uses an index that is different from the one used for the immediately preceding fiscal year, the Fund will explain in its next annual report the reason(s) for the change and compare its annual change in the value of an investment in the hypothetical account with the new and former indexes.

Comment #10:	Regarding the derivatives disclosure and futures, please disclose in future filings the value of such investments as required by Regulation S-X 12-13A.
Response:	The Registrant will make the proposed disclosures in future filings.
Comment #11:

Regarding derivatives disclosure and swaps, please disclose in future filings the frequency of payments, value, and payment and performance risk, as required by Regulation S-X 12-13C, fn. 3.  See ASC 815-10-50-4K for payment and performance risk.

Response:	The Registrant will make the proposed disclosures in future filings.
Comment #12:

The Floating Rate Bond Fund invests significantly in bank loans.  In future filings, please disclose any income (e.g., consent or amendment income) other than interest income separately in future statements of operation.

Response:	The Registrant will make the proposed disclosures in future filings.
Comment #13:

In future filings, please disclose that securities lending income is net of fees retained by counterparties.  This disclosure may be included in the notes to the financial statement or, parenthetically, as part of numeric data.

Response:	The Registrant will make the proposed disclosures in future filings.
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Comment #14:

In the notes to the financial statements, regarding the volume of derivatives transactions, the Registrant states:

The notional value of the derivative instruments outstanding as of October 31, 2018 as disclosed in the Schedules of Investments and the amounts realized and changes in unrealized gains and losses on derivative instruments during the year then ended within the Statements of Operations serve as indicators of the volume of derivative activity for the Funds.

Please consider whether this disclosure is tailored to each Fund’s particular situation rather than using what appears to be generic disclosure. If the disclosure is generic, in future filings please tailor the disclosure appropriately. See ASC 815-10-50-1A.

Response:	The Registrant will tailor the derivative disclosures to each Fund in future filings.
Comment #15:

With respect to the Real Estate Stock Fund, please consider in future filings adding, in the notes to the financial statements, that distributions from REITs may be characterized as dividends, capital gains, and/or return of capital.

Response:	The Registrant will make the proposed disclosures in future filings.

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Please contact Robert A. Robertson at (949) 442-6037 if you have any additional comments or questions regarding the Registrant’s responses.

Sincerely,

/s/ Robert A. Robertson

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